NAME OF REGISTRANT: The Coca-Cola Company

NAME OF PERSON RELYING ON EXEMPTION: The Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

The Green Century Equity Fund is filing this solicitation pursuant to the requirements of PX14a6g as it holds in excess of $5 million in shares in the Company in funds under management.

Shareholder Proposal No. 8 on The Coca-Cola Company’s 2026 Proxy Statement:

Shareowner proposal requesting a report on the Company’s plans to increase sustainability disclosure

The Coca-Cola Company Symbol: KO

Filed by: The Green Century Equity Fund

Green Century Capital Management, Inc. is the investment advisor to the Green Century Equity and seeks your support for the proposal filed at The Coca-Cola Company (hereby referred to as “Coca-Cola” or “the Company”) in the 2026 proxy statement asking the Company to issue a report assessing if and how it will increase disclosure on how it is managing the sustainability issues that are material to its business. The Proponent believes that taking such action would allow investors to better analyze risks and opportunities that may impact the value of the business and keep it competitive with peers.

RESOLVED: Shareholders request that Coca-Cola issue a report, at reasonable cost and omitting proprietary information, describing whether, and how, it will increase the inclusion of updated information in its sustainability disclosures that better demonstrate the effectiveness of company strategies in mitigating priority sustainability risks for the Company, including mitigating risks to the business and improving environmental outcomes of its efforts.

SUPPORTING STATEMENT: Proponents suggest, at management’s discretion, that the report:

•	Be prepared in accordance with a recognized framework
•	Include a materiality assessment to ensure that reporting covers issues that are material to its business.

RATIONALE FOR A “YES” VOTE

1.	Coca-Cola fails to provide sufficient sustainability reporting for investors.

2.	Without a recent materiality assessment, it is not clear whether Coca-Cola’s sustainability disclosures include information on all the environmental topics that are material to the Company’s business.

3.	Coca-Cola lags its peers on sustainability disclosure.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item number 8 following the instruction provided on the management’s proxy mailing.

BACKGROUND

As the largest beverage company in the world, Coca-Cola’s operations both significantly impact and rely on the environment and ecosystem services. The Company released sustainability reports in accordance with the GRI standards from 2019-2023. Its 2022 sustainability report identified Packaging and Circularity, Water Stewardship, and Climate Change as priority environmental topics based on importance to stakeholders and impact on the Company.

Since the Company’s 2022 sustainability report, it has released sparse “Environmental Updates” in lieu of full sustainability reports. These updates lack decision-useful information on initiatives and outcomes related to the priority environmental topics the Company previously identified. The sustainability section of Coca-Cola’s website does not include this missing information, and the reporting is not prepared in accordance with recognized reporting frameworks. Additionally, Coca-Cola does not disclose when it last conducted a materiality assessment, making it unclear whether the Company’s sustainability disclosures cover all the topics that are material to the Company’s business.

1)	Coca-Cola fails to provide sustainability reporting for investors.

Sustainability reporting is a useful tool for companies to disclose information on sustainability issues that impact their business and are thus important to their stakeholders. Executives in a Deloitte 2024 study cited reduced risk, increased return on investment, and brand reputation and enhancement as top expected outcomes from sustainability reporting.1 Deloitte concludes from interviewing executives in the consumer goods industry that “if your company isn't telling its ESG story, it's likely that someone else is,” meaning rigorous sustainability reporting is important for protecting a company’s reputation.2

Comprehensive sustainability information is valuable to investors and results in company-wide benefits. Studies have found that companies that provide sustainability disclosures according to a robust framework such as the GRI standards have improved access to capital.3 A 2025 MSCI study found that companies with strong ESG ratings outperformed peers with lower earnings variability and lower stock price volatility.4

Comprehensive sustainability disclosures can be particularly important for so-called “Universal Owners” whose portfolios are long-term and so diversified that they essentially own a stake in the whole economy. For these investors in particular, the negative externalities of one portfolio company will be borne by the other portfolio companies. This makes it important for these investors to have comprehensive information on the sustainability impacts of their portfolio companies and how the companies are managing these impacts.5

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1 https://www.deloitte.com/us/en/services/audit-assurance/articles/esg-survey.html

2 https://www.deloitte.com/us/en/services/audit-assurance/articles/consumer-sustainability-reporting.html?icid=lnc_consumer

3 https://www.globalreporting.org/media/xbibyphy/gri-research-impact-to-income.pdf

4 https://www.msci.com/research-and-insights/paper/msci-esg-ratings-in-global-equity-markets-a-long-term-performance-review

5 https://www.unepfi.org/industries/investment/universal-ownership-why-environmental-externalities-matter-to-institutional-investors-2/

Examples of information that is missing from Coca-Cola’s public sustainability disclosures include:

•	Whether the Company is on track to achieve its target to reduce GHG emissions in line with a 1.5°C trajectory by 2035, from a 2019 baseline, and how it plans to achieve this goal.[6] A 2020 study found that Coca-Cola’s supply chain emissions are almost equal to emissions from China’s entire food sector which feeds 1.3 billion people.[7]

•	Details on initiatives to reduce Coca-Cola’s contribution to plastic waste. The Company’s packaging has consistently been found to be the largest brand contribution to plastic pollution in the world.[8] Coca-Cola previously provided related disclosures in its sustainability reports.[9]

•	Context on the Company’s water use: In Coca-Cola’s 2022 sustainability report, the Company categorized about 25% of its facilities as facing the highest level of water-related risks based on data from the World Resources Institute. The Company also disclosed examples of initiatives to reduce its impact on water scarcity in priority watersheds.[10] In the Company’s 2024 “Environmental Update”, it acknowledges that “water is local” but does not provide any details on water use in areas with high water-related risks.

•	Materiality assessment: Materiality assessments provide investors with decision-useful information. It is not clear whether Coca-Cola has undertaken a recent materiality assessment. Its 2024 “Environmental Update” states that the update “reflects important economic or environmental impacts of The Coca-Cola Company or the Coca-Cola system or to topics or standards that may be designated as “material” or “substantive” under the GHG Protocol Corporate Standard” but the Company last disclosed that it undertook an assessment of its highest priority sustainability topics for the its business and its stakeholders in 2022.[11,12]

2)	Without a recent materiality assessment, it is not clear whether Coca-Cola’s sustainability disclosures include information on all the environmental topics that are material to the Company’s business.

The most used and respected sustainability reporting standards include materiality assessments. The Global Reporting Initiative (GRI) standard includes an impact materiality assessment, the International Sustainability Standards Board (ISSB) framework includes a financial materiality assessment, and the European Sustainability Reporting Standards (ESRS) framework includes an assessment of both impact and financial materiality.13

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6 https://www.coca-colacompany.com/about-us/sustainability

7 https://news.trust.org/item/20200908111220-16wv7/

8 https://www.science.org/doi/10.1126/sciadv.adj8275

9 https://www.coca-colacompany.com/content/dam/company/us/en/reports/coca-cola-business-sustainability-report-2022.pdf

10 https://www.coca-colacompany.com/content/dam/company/us/en/reports/coca-cola-business-sustainability-report-2022.pdf

11 https://www.coca-colacompany.com/content/dam/company/us/en/reports/coca-cola-business-sustainability-report-2022.pdf

12 https://www.coca-colacompany.com/content/dam/company/us/en/reports/2024-environmental-update/2024-environmental-update.pdf

13 https://www.iss-corporate.com/resources/blog/materiality-assessments-expectations-and-best-practices/

Materiality assessments are necessary to ensure that sustainability reports provide users with the information they need.14 Even a materiality assessment that only identifies those issues where a company has a significant impact on its stakeholders provides valuable information to investors because issues identified as material in impact assessments will include issues that are financially material to the business.15

Coca-Cola’s 2022 sustainability report includes a chart with information from a 2022 materiality assessment tracking impact to the Coca-Cola company against importance to external stakeholders to identify priority topics.16 The Company has not published a materiality assessment since.

Disclosure on Coca-Cola's website, its prior materiality assessment, and peer comparison suggest that the Company’s 2024 “Environmental Update” does not include information on at least one topic that may be material to the Company.

Coca-Cola mentions on its website that “The quality and integrity of our products depends on a sustainable supply chain with successful, thriving farming communities and ecosystems.”17 Based on disclosure in its 2022 sustainability report, sugar cane, corn, fruit, coffee, tea and soybeans are essential commodities that the Company relies on to manufacture its products.18

The dependability of global agricultural supply chains is increasingly disrupted by changes to weather patterns and other natural systems caused by climate change, deforestation, and other human activity. Severe weather events, drought, and wildfires caused over $20B of crop losses in the US in 2024.19

Coca-Cola peers PepsiCo, Keurig Dr Pepper and Nestle all report on risks and opportunities related to agriculture, including climate change. However, Coca-Cola’s 2024 “Environmental Update” does not provide any information on this risk and how Coca-Cola manages it, such as related goals or progress reporting.

3)	Coca-Cola lags its peers on sustainability disclosure.

While Coca-Cola has stopped providing investors with this information, its competitors have continued to provide it, making it easier for their investors to understand their strategies and progress to manage environmental risks:

•	Climate: PepsiCo’s sustainability reporting includes details on levers to meet its emission reduction targets. Nestle provides information on its largest contributors to its GHG emissions. Coca-Cola does not provide investors with this information.

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14 https://kpmg.com/kpmg-us/content/dam/kpmg/pdf/2025/how-to-guide-materiality-for-sustainability-reporting.pdf

15 https://www.iss-corporate.com/resources/blog/materiality-assessments-expectations-and-best-practices/

16 https://www.coca-colacompany.com/content/dam/company/us/en/reports/coca-cola-business-sustainability-report-2022.pdf

17 https://www.coca-colacompany.com/about-us/sustainability

18 https://www.coca-colacompany.com/content/dam/company/us/en/reports/coca-cola-business-sustainability-report-2022.pdf

19 https://www.fb.org/market-intel/hurricanes-heat-and-hardship-counting-2024s-crop-losses

•	Water: PepsiCo, Keurig Dr Pepper and Nestle all disclose some form of quantitative information on water use in areas with high water risk. Coca-Cola only provides quantitative information on total water use, without quantitative disclosure on use in high-risk areas.

•	Plastic: PepsiCo, Keurig Dr Pepper and Nestle all provide qualitative information on packaging sustainability. For example, Keurig Dr Pepper discloses information on developing a plastic free coffee pod and participating in a refill-reuse pilot. Coca-Cola only provides quantitative information on packaging sustainability.

•	Agriculture: PepsiCo, Keurig Dr Pepper and Nestle have all recently disclosed the importance of agricultural commodities for their business and information on how they are managing related risks. The sustainability page on Coca-Cola’s website references the importance of sustainable agricultural supply chains, but neither the company’s recent disclosures nor its website include any substantive information on this issue.

•	Materiality assessment: PepsiCo, Keurig Dr Pepper and Nestle all disclose undertaking recent materiality assessments.[20,21,22] Keurig Dr Pepper performed a double materiality assessment in 2024 using the European Sustainability Reporting Standards (ESRS) to ensure that its targets and reporting are aligned with the social and environmental issues that are most important to Keurig Dr Pepper and its stakeholders.[23]

RESPONSE TO COCA-COLA’S OPPOSITION STATEMENT

Coca-Cola states that it “takes a deliberate and evolving approach to sustainability reporting, adapting its disclosures to support business strategy, stakeholder expectations and compliance within an increasingly complex environment.” (emphasis added). Stakeholders still expect large companies with significant environmental footprints such as Coca-Cola to provide sustainability reporting according to a recognized framework. A 2025 PWC survey found that investors, customers and some authorities continue to “demand high-quality information about how companies are managing sustainability risks and opportunities” and that external pressure to provide sustainability reporting increased by 53% in 2025.24

Coca-Cola states that “Sustainability-related information is also embedded within the Coca-Cola system’s broader reporting framework, including public reports issued by our bottling partners.” Data shows that investors prioritize forward-looking disclosure on a company’s sustainability strategy and performance and they seek information that is easy to navigate.25 Relying on disclosures from Coca-Cola’s bottling partners does not make information easy for investors to access and navigate. Additionally, while some Coca-Cola bottlers disclose sustainability reports, others do not. Coca-Cola’s largest bottler in the US, Coca-Cola Consolidated, does not disclose a sustainability report, making gaps in sustainability information related to US operations particularly large.26

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20 https://www.nestle.com/sites/default/files/2026-02/non-financial-statement-2025.pdf

21 https://keurigdrpepper.com/wp-content/uploads/2025/06/2024-impact-report.pdf

22 https://www.pepsico.com/esg-topics/about-our-reporting#approach

23 https://keurigdrpepper.com/wp-content/uploads/2025/06/2024-impact-report.pdf

24 demand high-quality information about how companies are managing sustainability risks and opportunities

25 https://www.curran-connors.com/do-investors-actually-read-reports-lets-look-at-the-data/

26 https://www.cokeconsolidated.com/sustainability/

Coca-Cola states that “We and the broader Coca-Cola system also share our progress via communications channels such as company websites, press releases, social media and communications led by partners.” While social media can add to a picture of a company’s sustainability strategy and its execution, it is a communications tool, not a replacement for providing investors with comprehensive sustainability disclosures. Additionally, the value of a sustainability report is that it aggregates information in one place. Coca-Cola operates in more than 200 countries, making this aggregation even more useful for investors rather than leaving it to investors to search for information across multiple channels and languages.

CONCLUSION

Coca-Cola’s operations both significantly impact and rely on the environment and ecosystem services. To meet investor expectations and address competitive risk, Coca-Cola should increase its disclosure on how it identifies which sustainability issues are material to its business as well as information that helps investors better understand what steps the Company is taking to manage these issues and the effectiveness of steps taken.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item number 8 following the instruction provided on the management’s proxy mailing.

For questions regarding this proposal, please contact Frances Fairhead-Stanova, Green Century Capital Management, ffairheadstanova@greencentury.com.